Exhibit D-2(c)

                                   BEFORE THE

                     PENNSYLVANIA PUBLIC UTILITY COMMISSION


In re:

  SECURITIES CERTIFICATE OF PENNSYLVANIA :  SECURITIES CERTIFICATE
  ELECTRIC COMPANY IN RESPECT OF         :  NO.
  NUCLEAR FUEL LEASE                     :



TO PENNSYLVANIA PUBLIC UTILITY COMMISSION:


                  1. The name and address of the public utility filing this Securities Certificate is:

                           Pennsylvania Electric Company ("Penelec")
                           2800 Pottsville Pike
                           Reading, Pennsylvania 19605

                  2. The names and addresses of the public utility's attorneys are:
                           Scott L. Guibord, Esq.
                           Secretary
                           Pennsylvania Electric Company
                           2800 Pottsville Pike
                           Reading, Pennsylvania  19605

                           Robert C. Gerlach, Esq.
                           Ballard Spahr Andrews & Ingersoll, LLP
                           1735 Market Street - 51st Flr.
                           Philadelphia, PA  19103-7599

                  3. Penelec is a public utility as defined in the Pennsylvania Public Utility Code, as amended. Penelec was incorporated under the laws of the Commonwealth of Pennsylvania on June 11, 1919, is governed by the Pennsylvania Business Corporation Law of 1988 and pursuant to such law has corporate power and authority, among other things, to render to the public electric and steam heat service throughout Pennsylvania. Penelec renders electric service to the public in numerous municipalities in thirty-one counties in western, northern and south-central Pennsylvania.

                  4. All of the outstanding Common Stock of Penelec is owned by GPU, Inc. (formerly known as General Public Utilities Corporation) ("GPU"), a Pennsylvania corporation.


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                  5. This Securities  Certificate pertains to the obligations of
Penelec under a lease arrangement, which is proposed by Penelec to be amended and/or restated, for its share of certain nuclear fuel, fuel assemblies and component parts ("Nuclear Material") at the Three Mile Island Unit No. 1 nuclear generating station ("TMI-1"), which is jointly owned by Metropolitan Edison Company (50%), Jersey Central Power & Light Company (25%) and Penelec (25%) (collectively, the "GPU Companies") and the related financing arrangements to
provide  for  Penelec's   undivided  interest  in  the  acquisition  costs  (the
"Acquisition Costs") of the Nuclear Material. TMI-1 is operated and maintained on behalf of the GPU Companies by GPU Nuclear, Inc., a subsidiary of GPU. Because the existing lease arrangement has an initial term in excess of one year and certain provisions of the lease arrangement may be deemed under Section 1901(c) of the Pennsylvania Public Utility Code to constitute a contingent liability of Penelec for obligations of another, in this case, TMI-1 Fuel Corp. described below, Penelec filed a Securities Certificate (S-00950534) with respect to the existing lease arrangement and received the Commission Order dated October 13, 1995 and is filing this Securities Certificate with the Commission with respect to the proposed amendment and/or restatement thereof. Reference is also made to Certificate of Public Convenience (A-110400), under which the Commission authorized Penelec to sell a 25% undivided interest in the Nuclear Material for TMI-1 for the purpose of entering into a lease arrangement therefor.
                  Under the existing lease arrangement, a nuclear fuel trust ("Fuel Trust") was established in accordance with a trust agreement ("Trust Agreement") under which United States

                  Trust Company of New York acts as trustee (the "Trustee"). The Fuel Trust is the sole stockholder of a non-affiliated Delaware corporation, TMI-1 Fuel Corp. (the "TMI-1 Fuel Corp."). Penelec entered into a lease agreement (the "Existing Lease Agreement") by which TMI-1 Fuel Corp. leases a 25% undivided interest in the Nuclear Material for TMI-1 to Penelec,

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corresponding to Penelec's  undivided  ownership  interest in TMI-1. In order to finance its acquisition of the Nuclear Material, TMI-1 Fuel Corp. had entered into a credit agreement, dated as of November 17, 1995 (the "Existing Credit Facility"), providing for aggregate borrowings of up to $110 million ($27.5 million with respect to a 25% undivided interest in the Nuclear Material corresponding to Penelec's ownership interest in TMI-1) and under which (i) letters of credit have been issued by Union Bank of Switzerland, New York Branch ("UBS"), as agent, to provide credit enhancement for commercial paper issued by TMI-1 Fuel Corp. and (ii) revolving credit loans made by the lenders under the Existing Credit Facility to TMI-1 Fuel Corp.

                  The financing arrangements with UBS and the Existing Credit Facility lenders are scheduled to expire on November 17, 1998 unless renewed. Following discussions with UBS and other potential lending sources, the GPU Companies have determined not to renew the existing arrangements with UBS but instead to replace these financing arrangements with an arrangement provided by the new lenders. To this end, the GPU Companies and TMI-1 Fuel Corp. have obtained a commitment from The First National Bank of Chicago ("First Chicago") and PNC Bank, N.A. (collectively, the "Agents") to provide a new revolving credit facility through a syndicate of banks ("New Lenders") in the aggregate amount of $--- million ("New Credit Facility") ($---- million with respect to a 25% undivided interest in the Nuclear Material corresponding to Penelec's ownership interest in TMI-1) to replace the Existing Credit Facility which support the issuance of commercial paper by TMI-1 Fuel Corp. The Existing Credit Facility, related notes and letters of credit issued by UBS would be terminated.

          The Existing Lease Agreement.
          -----------------------------

(1) The Existing Lease Agreement provides for an initial term of up to 20 years, subject to early termination upon the occurrence of certain events.


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                  (2) (a) Under the Existing  Lease  Agreement,  Penelec pays to
TMI-1 Fuel Corp. a monthly rental payment consisting of (i) a British Thermal Unit, or so-called "burn-up," charge ("BTU Charge") and (ii) a lease rate paid in arrears ("Lease Rate"). The BTU Charge consists of an amount based upon the rate of consumption of the fuel in the reactor. During the term of the Existing Lease Agreement, Penelec may revise the BTU Charge to reflect changes in the anticipated operating life, energy output or utilization of the Nuclear Material, as initially estimated. To the extent that Penelec makes BTU Charge payments to TMI-1 Fuel Corp. under the Existing Lease Agreement, the amount of outstanding Acquisition Costs is correspondingly reduced, thereby creating availability under the Existing Lease Agreement for TMI-1 Fuel Corp. to acquire additional Nuclear Material.

                      (b) The Lease Rate, which is based upon the unamortized cost of the Nuclear Material from time to time, is based on the rates payable on outstanding commercial paper or notes issued by TMI-1 Fuel Corp. from time to time. Penelec is required to make monthly Lease Rate payments to TMI-1 Fuel Corp. and to make BTU Charge payments beginning as of the time fuel consumption commences. At May 31, 1998, an aggregate of approximately $154 million of unrecovered Acquisition Costs were outstanding under the Existing Lease Agreement at a current Lease Rate of 5.57% per annum, based on TMI-1 Fuel Corp.'s outstanding commercial paper.

                      (3) Except as provided below, upon termination of the Existing Lease Agreement, Penelec is obligated to pay to TMI-1 Fuel Corp. the "Stipulated Casualty Value" of a 25% undivided interest in any Nuclear Material acquired by Penelec, which amount is designed to reflect the then unamortized cost of the Nuclear Material plus all other amounts which may be owed to TMI-1 Fuel Corp. However, Penelec would use its best efforts to dispose of a 25% undivided interest in such Nuclear Material on behalf of TMI-1 Fuel Corp. to a third party; the proceeds of any such disposition in excess of the Stipulated Casualty Value would be paid to TMI-1 Fuel Corp. If the Existing Lease Agreement is voluntarily terminated by TMI-1 Fuel Corp.,

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Penelec is required to purchase a 25% undivided interest in the Nuclear Material but may, at its option, do so during the five-month notice period at the higher of (i) its then fair market value and (ii) the Stipulated Casualty Value. If Penelec does not exercise such option, or in the event it elects voluntarily to terminate the Existing Lease Agreement, it would pay TMI-1 Fuel Corp. the Stipulated Casualty Value of a 25% undivided interest in the Nuclear Material in the manner described above. If Penelec is unable to dispose of the 25% undivided interest in the Nuclear Material to a third party upon termination of the Existing Lease Agreement, TMI-1 Fuel Corp. may then convey the Nuclear Material to Penelec.
                Existing Credit Facility, New Credit Facility and Proposed Lease Amendments.
                ----------------------------------------------------------------

                  (1) Under the Existing Credit Facility, TMI-1 Fuel Corp. issues and sells its commercial paper from time to time to finance its 25% undivided interest in the Acquisition Costs of Nuclear Material. To reduce borrowing costs, TMI-1 Fuel Corp.'s commercial paper credit is enhanced through the issuance by UBS of letters of credit ("LCs") in an aggregate face amount of up to $110,000,000 ($27.5 million with respect to the 25% undivided interest in the Nuclear Material leased by Penelec) outstanding at any time. The commercial paper is evidenced by commercial paper notes ("CP Notes"). The CP Notes are deposited with a commercial paper depository and sold to or through commercial paper dealers.
                           TMI-1 Fuel Corp. has agreed to reimburse the lenders
for any drawings made under the LCs issued for TMI-1 Fuel Corp. TMI-1 Fuel Corp. is also entitled to borrow under the Existing Credit Facility to provide for direct borrowings in lieu of issuing CP Notes. To evidence its obligations to repay such direct borrowings, TMI-1 Fuel Corp. has issued to the lenders its promissory notes ("Existing Notes"). The aggregate principal amount of Existing Notes outstanding at any time may not exceed the lesser of (a) $110,000,000 ($27.5 million with respect to the 25% undivided interest in the Nuclear Material leased by Penelec) less the outstanding principal amount of

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CP Notes and (b) the  Stipulated  Casualty  Value of all Nuclear  Material under lease at such time, less the outstanding principal amount of CP Notes.

                  The Existing Notes are secured by the Existing Lease Agreement, related lease payments made thereunder and Nuclear Material, and bear interest at either an Alternative Base Rate or a Eurodollar Rate. The Alternative Base Rate is a fluctuating annual rate equal to the higher of (i) the UBS's publicly announced prime rate and (ii) 50 basis points above the rate on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers. Eurodollar Rate Notes bear interest at the Eurodollar Rate plus the Applicable Margin and are fixed at TMI-1 Fuel Corp.'s option for interest periods of 1, 2, 3 or 6 months. The Eurodollar Rate is defined as the annual interest rate for deposits in U.S. dollars as reported in the Dow Jones Telerate system or if such rate is not reported, at the LIBOR rate, in each case for the two business day period prior to such interest period. The Applicable Margin ranges from 27.5 to 65 basis points depending on Penelec's senior secured long term debt ratings assigned by Standard & Poor's Ratings Group, Moody's Investors Service, Inc. or Duff & Phelps.

                  Under the Existing Credit Facility, TMI-1 Fuel Corp. may, upon three business days notice, prepay Existing Notes. In addition, TMI-1 Fuel Corp. is obligated to prepay Existing Notes in amounts equal to the sum of (a) the cost of Nuclear Material consumed plus any associated finance charges incurred in connection therewith which TMI-1 Fuel Corp. is unable to capitalize (Basic
Rent) in excess of the interest and principal payments due on indebtedness of TMI-1 Fuel Corp. and other costs incurred in connection with the Existing Credit Facility and the certain related financing documents (Monthly Debt Service) and
(b) the amount received by TMI-1 Fuel Corp. related to a sale or transfer (other than by lease) of the Nuclear Material to Penelec or a third party.

                  Under the New Credit Facility, TMI-1 Fuel Corp. will continue to issue its commercial paper ("New CP Notes") from time to time to finance its

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


25% undivided interest in the Acquisition Costs for Nuclear Material. The New Credit Facility would have a term of 364 days and would permit outstanding borrowings of up to an aggregate of the lesser of (a) $----------- ($------- million with respect to the 25% undivided interest in the Nuclear Material leased by Penelec) less the outstanding principal amounts of New CP Notes and
(b) the Stipulated Casualty Value of all Nuclear Material then under lease, less the outstanding principal amount of New CP Notes. TMI-1 Fuel Corp. would also be able to borrow directly under the New Credit Facility in lieu of issuing New CP Notes, and would issue its promissory notes to the New Lenders evidencing such borrowings. There would, however, be no letter of credit or other credit support for the New CP Notes.

                  TMI-1 Fuel Corp. would pledge the Existing Lease Agreement to the New Lenders as collateral security for such obligations.

                  The New CP Notes issued under the New Credit Facility would mature no longer than 364 days from date of issuance and would bear interest at either the Alternative Base Rate or the Eurodollar Rate plus .40%. The Alternative Base Rate is a fluctuating annual rate equal to the greater of (i) First Chicago's corporate base rate or (ii) the Federal funds rate plus 1/2% per annum. The Eurodollar Rate is the rate at which First Chicago offers to place deposits in U.S. dollars with first-class banks in the London interbank market at 11:00 a.m. (London time) two business days prior to the borrowing date in the approximate amount of, and for a maturity corresponding to, First Chicago's (in its capacity as a Lender) portion of the loan, adjusted for Federal Reserve Board reserve requirements. Interest periods for Eurodollar Rate-based loans will be 1, 2, 3 or 6 months. Interest will be payable in arrears (i) with respect to Alternative Base Rate-based loans on the last day of each quarter,
(ii) with respect to Eurodollar Rate-based loans on the last day of each interest period and, in the case of an interest period longer than three months, quarterly and (iii) in any event upon any prepayment (whether due to acceleration or otherwise) and at maturity. Interest on all loans and fees will be calculated for actual days elapsed-on the basis of a 360-day year.

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


                  (2) In connection with the New Credit Facility, TMI-1 Fuel Corp. would pay the following fees in respect of Penelec's proportionate interest in TMI-1: (i) an Arrangement Fee to the Agents of $40,000; (ii) an annual Administration Fee to First Chicago of $16,000; and (iii) a Commitment Fee to the New Lenders of .125% per annum on each lender's average daily unused commitment under the New Credit Facility.

In  addition,  Penelec  has  agreed  to  pay  certain  transaction  expenses  in connection with the execution of the amended and restated Existing Lease Agreement, the establishment of the New Credit Facility and the consummation of the transactions contemplated thereby. Penelec will also indemnify TMI-1 Fuel Corp., the Trustee and the New Lenders against certain liability, hazards, contingencies and risks of loss in connection with TMI-1 Fuel Corp.'s acquisition and lease of a 25% undivided interest in Nuclear Material to Penelec. Penelec would reimburse TMI-1 Fuel Corp. for all such fees, expenses and indemnification costs and all such expenses would be paid as additional rent payments under the amended and restated Existing Lease Agreement.

                  (3) In connection with the New Credit Facility, Penelec also proposes to amend and restate the Existing Lease Agreement. (The Existing Lease Agreement, as proposed to be amended and restated, is herein referred to as the "Amended and Restated Lease Agreement"). The Amended and Restated Lease Agreement would, among other things, reflect (i) a reduction in the maximum aggregate value of Nuclear Material to be leased thereunder from $110,000,000 to $-----------; (ii) the establishment of the New Credit Facility with the New Lenders; and (iii) certain other modifications to the representations, covenants and events of default provisions. Penelec would continue to pay a BTU Charge and a Lease Rate ("Basic Rent") as under the Existing Lease Agreement although the new Lease Rate would be based on the rates of the New CP Notes and/or the New Promissory Notes. In addition, Penelec would execute a new letter of representation to the New Lenders regarding performance under the Amended and Restated Lease Agreement and

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preservation  of collateral,  and conforming  changes would be made to the Trust
Agreement and ancillary lease and financing documents, including the Security Agreement.

                  4. Penelec proposes to enter into the new lease arrangement after obtaining the requisite action of your Honorable Commission and the Securities and Exchange Commission.

                  5. [The estimated fees, commission and expenses to be incurred by the GPU Companies in connection with the proposed transaction will be supplied by a further post-effective amendment.]

                  6. An Application on Form U-1 has been filed by the GPU Companies with the Securities and Exchange Commission in respect of the new lease arrangement.

                  7. There are appended hereto and made part hereof the following Exhibits:
                  Exhibit A -    Balance sheet of Penelec per books as at
                                 June 30, 1998.

                  Exhibit B-1 -  Statement of Income of Penelec for the 12
                                 months ended June 30, 1998.

                  Exhibit B-2 -  Statement of Retained  Earnings and
                                 Statement of Capital Surplus of Penelec for the 12 months ended June 30, 1998.

                  Exhibit C -    Statement of Utility Plant by Classified
                                 Accounts of Penelec as at June 30, 1998.

                  Exhibit D -    Statement of Securities of Other Corporations
                                 Owned by Penelec as at June 30, 1998.

                  Exhibit E -    Statement of Status of Funded Debt Outstanding
                                 of Penelec as at June 30, 1998.

                  Exhibit F -    Statement of Capital Stock Outstanding of
                                 Penelec as at June 30, 1998.

                  Exhibit G -    N/A

                  Exhibit H -    Copy of Application filed by Penelec on Form
                                 U-1 with the Securities and Exchange Commission under the Public Utility Holding Company Act of
                                 1935, as amended, in respect of the new lease arrangements.*

                  Exhibit I -    Copy of Resolution of the Board of Directors of
                                 Penelec authorizing amendment of lease
                                 arrangements.  [(To be filed supplementally)]

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                  Exhibit J -    Proposed form of Amended and Restated Lease.
                                 [(To be filed supplementally)]

                  Exhibit K -    Journal Entries of Penelec, showing all charges
                                 and credits to be made on the books of account of Penelec as a result of lease transactions described herein.

                  Exhibit L -    N/A
























---------------------------
*        Includes consolidated financial information.

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



                  WHEREFORE, Pennsylvania Electric Company prays your Honorable Commission to register this Securities Certificate pursuant to Chapter 19 of the Public Utility Code, as amended, and to grant any other approvals your Commission deems appropriate to further the consummation of the financing program described herein.

Dated:

                                          PENNSYLVANIA ELECTRIC COMPANY



                                          By:
                                              --------------------------
                                                 Vice President



















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


STATE OF NEW JERSEY                     )
                                        ) ss.:
COUNTY OF MORRIS                        )



                  T.G. Howson, being duly sworn according to law, deposes and says that he is a Vice President of Pennsylvania Electric Company, that he is authorized to and does make this affidavit for it; and that the facts set forth above are true and correct (or are true and correct to the best of his knowledge, information and belief) and he expects the said Pennsylvania Electric Company to be able to prove the same at any hearing hereof.


                                         PENNSYLVANIA ELECTRIC COMPANY



                                         By:
                                             --------------------------



Sworn to and subscribed before
me this --- day of ------, 1998.


--------------------------------
Notary Public















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